


FOUR OAKS
FINCORP, INC.


ANNUAL REPORT
2010

FOUR OAKS FINCORP, INC. ANNUAL REPORT 2010

About The Cover



A dominant concern worldwide over the past few years has certainly been the economy. Severe economic storms have taken a great toll on employment and finances, both nationally and locally. The banking industry has shouldered a great deal of the blame and consequences. The very large banks, whose downfall would pose the greatest risk to our economy, continue to grow. Meanwhile, community banks, that have historically served the needs of many citizens outside the concern of the mega banks, continue to decline in number.

As the economic storm clouds darkened on segments of the economy, resources declined and many individuals and businesses could not continue to meet their financial obligations. At the height of the storms, businesses closed and individuals lost their jobs and homes. Ultimately, the banks that made the loans to fund these businesses or homes were left with nonperforming loans and devalued collateral.

But just as in nature, storms do pass and recovery begins. Our 2010 cover depicts the storm clouds breaking and rays of hope shining through. Our economy is showing signs of recovery with improvement in job creation and productivity. Locally, we are encouraged by property sales and new construction in some of our markets.

As individuals and businesses regroup and prepare for growth, Four Oaks Bank is here to serve their financial needs, just as we have for nearly 100 years, helping them survive tough times and grow in good times.

Contents

About The Report

The 2010 Annual Report is presented in a summary format to provide information regarding the performance of Four Oaks Bank in a manner that is meaningful and useful to the widest range of readers. The audited consolidated financial statements of Four Oaks Fincorp, Inc. and subsidiary, Four Oaks Bank & Trust Company, and other more detailed analytical information regarding the Corporation, are contained in the Four Oaks Fincorp, Inc. 2010 Form 10-K filed with the Securities and Exchange Commission.

Forward-Looking Statements

The discussion that follows contains forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. These statements may address issues that involve significant risks and uncertainties. Although we believe that the expectations reflected in this discussion are reasonable, actual results may be materially different. Please refer to the Four Oaks Fincorp, Inc. Form 10-K for the year ended December 31, 2010, for a more thorough description of the types of risks and uncertainties that may affect management's forward-looking statements.

Financial Highlights

The following table sets forth selected financial data concerning the Company for the years ended December 31, 2010, 2009, 2008, 2007, and 2006. This information should be read in conjunction with, and is qualified in its entirety by reference, to the detailed audited financial statements and notes thereto, which are included in the Four Oaks Fincorp, Inc. 2010 Form 10-K for the year ended December 31, 2010.

(In thousands, except per share data)	As of and for the Year Ended December 31					5 year Compound Annual Growth Rate
	2010	2009	2008	2007	2006	
Income Statement Data:						
Interest income	$ 45,977	$ 47,349	$ 49,041	$ 47,513	$ 40,556	
Interest expense	15,282	18,239	23,363	23,699	17,817	
Net interest income	30,695	29,110	25,678	23,814	22,739	
Provision for loan losses	31,744	15,471	3,336	1,362	873	
Net interest income after provision for loan losses	(1,049)	13,639	22,342	22,452	21,866	
Other noninterest income	8,498	12,151	5,530	4,071	4,337	
Other noninterest expense	29,666	30,621	21,992	17,684	15,559	
Income taxes	6,074	(2,745)	1,649	3,187	3,627	
Net income / (loss)	$ (28,291)	$ (2,086)	$ 4,231	$ 5,652	$ 7,017	(241.41%)
Per Share Data:(1)						
Net income / (loss)	$ (3.78)	$ (0.30)	$ 0.65	$ 0.92	$ 1.15	(235.10%)
Year end book value	4.70	8.85	9.63	8.86	8.04	(7.42%)
Dividends declared	0.03	0.25	0.33	0.29	0.24	(32.87%)
Balance Sheet Data:						
Loans net	$ 660,154	$ 699,457	$ 671,958	$ 538,617	$ 456,197	10.98%
Investments (2)	227,218	203,212	187,946	123,192	109,338	19.42%
Total assets	947,204	976,751	924,783	708,303	608,137	12.62%
Deposits	769,216	766,022	722,694	537,763	466,868	14.07%
Shareholders' equity	35,455	65,854	66,650	54,630	49,323	(3.15%)
Ratios:						
Profitability:						
Return on average assets	(2.96%)	(0.22%)	0.51%	0.86%	1.25%	
Return on average equity	(42.83%)	(3.07%)	6.40%	10.82%	15.41%	
Capital Adequacy (year end):						
Equity to assets	3.74%	6.74%	7.21%	7.71%	8.11%	
Primary capital to assets	5.90%	8.18%	7.50%	8.57%	8.94%	
Operating Efficiency:						
Non-interest income/average assets	0.90%	1.29%	0.66%	0.62%	0.77%	
Non-interest expense/average assets	3.12%	3.25%	2.64%	2.70%	2.77%	
Assets per employee (in millions)	$4.62	$4.74	$4.45	$4.00	$3.90	

(1) Restated to reflect five-for-four stock split effected as stock dividends on November 10, 2006 and a 10% stock dividend on November 9, 2007, respectively.

(2) Includes Federal Funds sold, interest bearing bank balances, and Federal Home Loan Bank stock.

Letter To Shareholders

Dear Shareholders,

Reporting financial results for 2010 is both rewarding and disappointing. Rewarding because, without receiving funds from the Troubled Assets Relief Program, and with accelerated recognition of loan losses, the holding company remains well capitalized and the bank has strong liquidity. Disappointing because we charged off $28.4 million of loan balances and we are reporting a net loss for 2010 of $28.3 million. In addition to expensing the actual loan charge-offs, we also expensed increases to the reserve for loan losses by $6.4 million due to deteriorating trends in past dues, nonaccrual loans, and charge-offs. These expenses increased our net loss to the point where we could no longer consider our deferred tax benefits to be deductible against future earnings. This resulted in further expense of $10 million to set up the deferred tax asset allowance.



In order to preserve capital, and due to the sluggish economy, balances in loans and assets declined; however, deposits increased. During 2010, loans decreased $32.9 million or 4.6%, assets decreased $29.5 million or 3.0%, and deposits increased $3.2 million or 0.42%. Further reductions of the balance sheet may be necessary to preserve capital. The holding company and bank December 31, 2010 capital ratios are: Total Risk Based 10.42% and 9.77%, respectively; Tier 1 Risk Based 7.36% and 8.50%, respectively; and Tier 1 Leverage 5.17% and 5.88%, respectively. Presently, we are exploring various means of increasing the Company's capital levels. Our stock traded in the range of $2.50 to $5.75 during 2010 and our tangible book value per share ended 2010 at $4.65 per share.

The primary reasons for our losses are related to deterioration in the loan portfolio. Loans in nonaccrual status increased 156.1% from $20.1 million to $51.5 million during 2010. Included in December 31, 2010 nonaccrual loans are $30.9 million of Troubled Debt Restructuring (TDR) loans which are not currently performing according to the original loan agreement. TDRs which are performing and therefore are not included in non-accrual loans totaled $20.6 million at December 31, 2010, compared to $9.3 million at December 31, 2009. These trends resulted in increased levels of reserves for loan losses, which increased 41.0% from $15.7 million or 2.19% of gross loans to $22.1 million or 3.24% of gross loans during 2010. Of the total $28.4 million charged off during 2010, $4 million was due to a fraud loss on one loan relationship. Recovery of the fraud loss is being vigorously pursued. Recoveries of loan losses during 2010 totaled $3.1 million. Foreclosed real property, known as Other Real Estate Owned (OREO), decreased 17.8% from $10.7 million to $8.8 million during 2010, when additions totaled $9.9 million, sales totaled $8.2 million and additional write-downs in value totaled $3.2 million.

With signs of improvement in economic conditions materializing on a national level, we remain optimistic concerning our local economy. Jobs are the driving factor in achieving substantial improvement in economic trends. Unemployment rates are improving, and with more people working, there is more money circulating to fuel the economic expansion. Performance of our loans will also improve, as the funds from improved earnings become available to our borrowers. Our recently improved processes for identifying potential losses in problem credits, along with our aggressive charge-offs in 2010, are expected to lead to improved performance during 2011.

Among the positive things that took place during 2010 were several successful community outreach projects, as well as many recognitions of achievements by our bank and staff members. As you will see detailed elsewhere in this report, we offered business etiquette classes, held free community shredding events, gave away child ID kits with photos, and our Forerunners Club continued to be very effective with numerous activities. Our entire Clayton office was recognized by the Clayton Chamber of Commerce as Small Business of The Year, and we had four individual employees honored by their local chambers for their personal support on behalf of our Bank.

Our CFO, Nancy Wise, was selected one of the Top CFOs in the Triangle by Business Leader Magazine, and thirty nine employees were presented with internal bank recognitions, including Professionalism awards, Top Teller awards, Financial Service awards, and Top Performers in interdepartmental communications.

We reached out, in a joint effort with KS Bank, to cancer patient and Four Oaks Bank employee, Amber Holloman Pope, whose mother is an employee of KS Bank, with a softball game fundraiser. Amber lost her battle on the morning of April 13. We remember her on page 15 of this report.

While we continue to be challenged in many ways, we remain committed to the future of Four Oaks Fincorp, Inc. and Four Oaks Bank. Improved earnings are projected for 2011 and 2012. We truly appreciate the support and loyalty of our shareholders, customers and employees throughout these difficult times and look forward to sharing our future success. Please continue to recommend Four Oaks Bank to your friends and associates, as your kind words are vitally important.

Sincerely,



Ayden R. Lee, Jr.
Chairman, Chief Executive Officer & President

Building Relationships And Valu

Forerunners Enters Tenth Year Of Outings, Activities & Events

Four Oaks Bank Forerunners, our community outreach program for folks over fifty, entered its tenth year. Director Rosa Pell and Co-Director Ann Fowler coordinate quarterly educational luncheons, host health fairs, and arrange outings. This year, participants enjoyed a trip to Pinehurst Resort, where they attended a culinary demonstration by the resort's Executive Chef and participated in a putting contest.

Forerunners creates tremendous goodwill within our communities by building relationships and helping to improve the quality of life for those who participate.





Business Etiquette Classes Draw Much Interest

With the economy in 2010 creating a very competitive atmosphere, Training Director Pat Williams facilitated two seminars on Business Etiquette. The seminars assisted local business people in understanding more about the effectiveness of a proper approach to dealing with customers and potential business leads. The seminars were well attended and will hopefully be effective in building stronger business relationships.

A Friendly Competition With A Competitor Unites Our Extended Bankin

Four Oaks Bank and KS Bank, each headquartered in Johnston County, compete daily in the marketplace; but in May of 2010, we brought our competitiveness to a softball challenge. In this case, we were all on the same team, with a common goal - offsetting the costs of a battle with cancer which had common ties in both banks.

The event was conceived to benefit 22 year old Amber Holloman, an employee of Four Oaks Bank's main office in Four Oaks, who had recently begun treatment for colon cancer.

Amber's mother, Linda Holloman, is an employee of KS Bank in Smithfield. Amber was diagnosed in November 2009 and had been receiving chemotherapy treatments at UNC Hospital in Chapel Hill.

Four Oaks Bank and KS Bank employees teamed up on May 5th at Pine Level Park to hold men's and women's softball games, to raise funds to help Amber with the costs associated with her treatments.

Both banks had great participation from employees throughout their systems, including the Presidents of both banks, Ayden Lee of Four Oaks Bank and Harold Keen of KS Bank, who pitched for their teams.

Perfect weather, great attendance, and delicious food provided an ideal setting for both games. Four Oaks won the women's game and KS won the men's, but the overall winners were Amber and her family.



Through Community Service Events

Free Document Shred Events Help Protect Customers' Identity


CINTAS
DOCUMENT MANAGEMENT
Mobile
Shredding
Unit

With the ever increasing threat of identity theft, we are constantly taking steps to ensure the safety of our customers' personal information. But consumers also need to take steps to protect their own identity. One of the biggest threats to your identity is having personal information stolen from trash. Any documents or materials containing personal or financial information, such as account numbers and credit offers, need to be properly destroyed. In 2010, we helped several of our communities take major steps in that direction by holding free shred events at some of our branch locations. More of these Saturday events are planned for 2011.

ChildPrint ID Event Is A Big Hit With Area Parents

We hosted the first of our ChildPrint ID events at the 2010 Clayton Harvest Festival. We photographed children, provided ChildPrint ID kits, and instructed their parents on how to complete the kits with fingerprints, hair samples and shoe labels. These kits provide the information necessary for positive identification, should a child become lost or missing.

Our efforts were well received by the community, and we plan to repeat this service in other communities in 2011.


ChildPrint
ID
Kit
FOUR OAKS
BANK
www.fouroaksbank.com
PHOTOGRAPH
FINGERPRINTS

Families In Support Of Employee Amber Holloman Pope And Her Family







Amber and her mother attended the event, along with several hundred supporters. The publicity surrounding the event triggered a broader awareness of Amber's situation and people continued to respond in the days following the game. In fact, the response was so overwhelming we more than doubled our original fundraising goal.

On October 2, 2010, Amber and Michael Pope of Pine Level were married. In the months following the game Amber continued her treatments, and until recently, her job at our main branch in Four Oaks.

The ball game was a wonderful way for everyone involved to pay forward their own blessings. It was also a great reminder of what really matters as we pass through on this journey. While competition is a great motivator, it pales when compared to the joy of working together for a common goal. Each of us who has been touched by Amber, her amazing grace, remarkable attitude, and positive outlook, has been blessed – at least as much as we hoped our efforts would bless her.

We are sad to report that Amber lost her galant battle on April 13, 2011. You will find a memorial to this remarkable young woman on page 15.

Recognitions & Achievements: Making A Differ

Interdepartmental Communications "Top Performers For 2010"

Four Oaks Bank recognizes that, in order for our organization to provide the highest levels of effective customer service, we have to maintain a high level of internal service. The better we all communicate and support each other internally, the better we are able to serve our customers.

The bank has organized a team known as the "Mission Possible" team whose purpose is to ensure our employees adhere to the principles of our Core Values, Vision Statement, and Mission Statement. The team realized the first step in reaching this goal was to improve our interdepartmental communications and support.

Based on recent surveys, the results of the team's efforts are already evident.

Employee communication in all departments and divisions is assessed three times a year by employees rating the performance of their peers. The assessments are based on standards of returning phone calls and emails in a timely manner, professional and respectful treatment, helpful responses, and overall communications.

This year, the cumulative evaluations highlighted the outstanding performance of five individuals on our staff.

These Top Performers for 2010 have been recognized by their peers for providing excellent communications and interdepartmental service.



Top Performers for 2010, (front to back) Linda Winn, Gwen Johnson, Pat Williams, Ayden Lee, and Judy West.

Nancy Wise Named One Of The "Top CFOs In The Triangle"

2010 marks 20 years of service for Nancy Wise as CFO of Four Oaks Bank & Trust Company and Four Oaks Fincorp, Inc., the parent company.

Currently serving as an executive vice president, Nancy began as senior vice president on January 1, 1991, when total assets of the company were $75 million. Assets now exceed $900 million. Her involvement in rate setting and policy development directly affects customer relationships, and her role in ensuring timely, accurate financial accounting and reporting directly affects shareholders. She is part of a group of financial professionals who are dedicated to performing their personal best.



Nancy S. Wise
Executive Vice President,
Chief Financial Officer

Business Leader Magazine recently published a feature titled "Top CFOs In The Triangle". The publication named Nancy as one of that elite group.

In an economic climate which has called the performance of many CFOs across the country into question, we are especially proud to have our own Chief Financial Officer recognized by Business Leader Magazine for her professionalism and job performance.

We were excited to have Nancy receive this prestigious honor, which underscores the valuable service she provides our bank, customers, and shareholders.



Four Earn "Top Teller" Awards

Our "Teller Awards Program" was initiated in 2008, to recognize and reward tellers quarterly for outstanding service. The program is based on a point system with two categories. The first is technical competence, including cash drawer balancing. The second category is sales excellence, which includes referrals and confirmed sales. Extra consideration is given to employees who receive a recommendation citing a specific incident in which they went above and beyond their normal job duties. Each quarterly winner is recognized as a "Top Teller" and rewarded with a certificate and a $100.00 gift card.

Our Top Tellers for 2010 are Haley Stewart of Dunn, Alice Summerlin of Clayton, Chad Potts of Sanford, and Darnell Miller of Sanford.

Local Chamber Names Our Clayton Office "Small Business Of The Year"

Clayton was the first community outside of our original location in Four Oaks in which we opened a branch office. Our Clayton office opened in October of 1986, and became the model for future branch facilities. One of the keys to our success in Clayton is our active involvement with the local Chamber Of Commerce. Our bank and our employees have maintained a strong presence with the chamber.

Over the years, our people have served in many leadership roles, including positions as directors and officers, and employees have always participated in events and festivals.

Our Clayton office was recently honored by the Clayton Chamber with the prestigious "Small Business Of The Year" award.



According to Chamber Director Jim Godfrey, our office has gone way beyond the qualification criteria. "It has been obvious from my first week on the job that Four Oaks Bank has been extensively involved with the Chamber and its efforts, as a financial supporter, leader and participant. You always see their presence. There has not been a time that I have called on Jerry Thornton and his bank for assistance or advice that they haven't responded," says Godfrey.

We appreciate this recognition, as well as all the support the Chamber has provided our Bank. We also want to congratulate our Clayton staff, whose outstanding personal efforts and commitments have been the key to this recognition, as well as the branch's success.

Clayton staff: Standing left to right: Brent George, Alice Summerlin, Patricia Brown, Jerry Thornton, Sandra Hughes, Lynne Pearce, Geoff Harper. Seated left to right: Elaina Bell, Grace Knox, Donna Johnson, Brenda Brown.

Local Chambers Honor Several Bank Employees

We take pride in our corporate citizenship in each of the communities we call home. While we, as a bank, financially support organizations and events within our markets, it is our employees who put a face on our presence within each community on a daily basis.

These employees volunteer their own time, as ambassadors of Four Oaks Bank, serving in many clubs and organizations.

This year, chambers recognized the efforts of four of our employees for their outstanding participation and contributions.



Rose Allen
Benson
"Woman Of The Year"



Mike Wooten
Smithfield-Selma
"Citizen Of The Year"



Paulette Jackson
Fuquay-Varina
"Ambassador Of The Year"



Lauren Keilman
Fuquay-Varina
"Business Woman Of The Year"

Several Earn Recognition For Referrals To Financial Services

Employing proven cross-marketing methods, our Tellers and Customer Service Representatives, who have the most direct contact with customers, have been very successful in making customers aware of our Financial Services Division. Financial Services tracks the referrals from these individuals throughout the year and recognizes their outstanding efforts with the Financial Services Achievement Award.

In 2010, four of our people received that award for outstanding participation. They are Patsy Bunn of Zebulon, Jean Pender of Four Oaks, Rose Allen of Benson, and Vickie Weaver of Garner (I-40 & Hwy. 42).



PROFESSIONALISM: Applying The Princip

Vision Statement

People Helping People Accomplish Their Financial Goals Through True Community Banking.

Core Values

- *Respect & Appreciation For Individual Initiative And Personal Growth.*
- *Honesty And Integrity.*
- *Teamwork: Working Together To Achieve The Best Results Possible.*
- *Professionalism: Performing One's Job In Such A Manner And Attitude As To Uphold And Elevate Our Standards And Values.*

The final line in our Core Values reads,"Professionalism: Performing one's job in such a manner and attitude as to uphold and elevate our standards and values." This has become the criteria for selecting our Professionalism Award Recipients each year. The staff of each branch and the administrative staff members of Four Oaks Bank submit the names of individuals who, in the daily execution of their duties, best follow and exemplify the values, ideals, and goals of the Bank, as defined by our Vision Statement, Core Values, and Mission Statement. This year's Professionalism Awards were presented to twenty-six outstanding employees.


FOUR OAKS BANK & T
PROFESSIONALISM AWARD
Presented by
R OAKS BANK & TR
CO-WORKERS
to
ecognition of
As A "True Pr
FOUR

This Page, (Left to Right)
BACK: Lynne Pearce, Judy Page, Laura Marquez, Rebecca McConnell, Grace Knox, Carla Beasley.
MIDDLE: Grace Walter, Donnie Tart, Erin McMahon (seated).
FRONT: Felisha Hatcher, Linda Winn, Teyaka Pickett, Amber Outen (seated).

es Of Vision, Core Values, And Our Mission

We are proud of each of these dedicated individuals and appreciate their personal efforts and the difference each of them makes for the Bank and for our customers.

Our employees' adherence to our vision, core values, and mission keeps us on the course to growth and success. It is the actions, performance, and communication skills of our people which build the most vital element of our existence - *relationships*. Our winners this year are grouped around representative plaques, like the one each winner receives. They represent the individual dedication that sets our bank apart from our competition.

Mission Statement

- *Exceed Customer Expectations By Providing Exceptional Customer Service.*
- *Provide An Environment Where Our Employees Can Learn, Grow, And Be Fulfilled In Their Work.*
- *Commit To The Growth And Development Of The Communities We Serve.*
- *Maintain The High Standards Of The Banking Industry, While Striving To Provide Our Shareholders Competitive Returns On Their Investments.*



FOUR OAKS BANK

This Page, (Left To Right) BACK: Ramon Rodriguez, Marie Thompson, Sharon Lockman, Cheryl Rodriguez, Kay Howery. MIDDLE: Joanie Wood (seated), Amy Vause, Paulette Jackson, Debra Quick, Lauren Keilman, FRONT: Rosa Pell (seated), Patsy Bunn, Amber Pope.

Board Of Directors & Executive Officers


Ayden R. Lee, Jr.
Elected 1983, Chairman, President
& Chief Executive Officer


Michael A. Weeks
Elected 2006, Director
Lead Independent Director


Paula Canaday Bowman
Elected 1989, Director


William J. Edwards
Elected 1990, Director
Chairman Loan Committee


Percy Y. Lee
Elected 1992, Director


Warren L. Grimes
Elected 1992, Director
Chairman Compensation
and Audit Committees


Dr. R. Max Raynor
Elected 2000, Director
Chairman Corporate Governance
And Nominating Committee


John W. Bullard
Elected 2008, Director


Clifton L. Painter
Senior Executive Vice President
Chief Operating & Credit Officer


Nancy S. Wise
Executive Vice President
Chief Financial Officer


W. Leon Hiatt, III
Executive Vice President
Chief Administrative Officer


Jeff D. Pope
Executive Vice President
Chief Banking Officer


Lisa S. Herring
Executive Vice President
Chief Risk Officer

City Executives & Subsidiary Management



John W. Wood, III
Senior Vice President
Benson
City Executive



Jerry W. Thornton
Senior Vice President
Clayton
City Executive



Michael L. Winfree
Senior Vice President
Four Oaks
City Executive



James M. Riley
SVP, Retail Banking
Manager, Fuquay-Varina
City Executive



David L. Hall
Senior Vice President
Garner
City Executive



Scott E. Booth
Vice President
Holly Springs
City Executive



Nancy R. Remaley
Vice President
Sanford
City Executive



Michael C. Wooten
Senior Vice President
Smithfield
City Executive



N. Jeffery Hargrove
Vice President
Wallace / Harrells
City Executive



Bruce Behrendt
Vice President
Zebulon
City Executive



Shannon R. Johnson
Vice President
Dunn
City Executive



Wayne O. Farrah, III
Senior Vice President
Rockingham
City Executive



Shane R. English
Senior Vice President
Southern Pines
City Executive



Diane S. Teachey
Vice President, Manager
Retail Real Estate Lending Division



Christopher P. Vasques
Senior Vice President, Manager
Four Oaks Financial Services
A Division Of Four Oaks Bank



Elaine D.Canada
Production Manager, NMLS #117155
Four Oaks Mortgage Company
A Subsidiary Of Four Oaks Fincorp, Inc.

Financial Statements

Condensed Consolidated Balance Sheets

	December 31 2010	December 31 2009
ASSETS		
Cash and due from banks	$ 10,093,068	$ 13,511,652
Interest-earning deposits	88,300,993	65,603,024
Investment securities available for sale	132,170,419	125,759,590
Federal Funds Sold	0	5,048,000
Loans	682,253,737	715,132,967
Allowance for loan losses	(22,100,000)	(15,676,000)
Net loans	660,153,737	699,456,967
Accrued interest receivable	2,623,167	3,599,862
Bank premises and equipment, net	16,707,716	17,619,532
Federal Home Loan Bank stock	6,746,700	6,801,800
Investment in life insurance	11,549,720	11,068,333
OREO	8,805,697	10,707,736
Other assets	10,053,053	17,574,139
Total assets	$ 947,204,270	$ 976,750,635
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing demand	$ 90,230,264	$ 90,667,712
Money market and interest checking accounts	120,359,972	147,866,133
Savings	30,028,699	29,000,760
Time deposits, $100,000 and over	381,625,364	305,667,292
Other time deposits	146,971,818	192,819,993
Total deposits	769,216,117	766,021,890
Borrowings	112,271,429	112,542,857
Subordinated debentures	12,372,000	12,372,000
Subordinated notes	12,000,000	12,000,000
Accrued interest payable	1,243,715	2,283,437
Other liabilities	4,645,950	5,676,261
Total liabilities	911,749,211	910,896,445
Shareholders equity:		
Common stock: $1.00 par value, 20,000,000 shares authorized 7,542,601 and 7,440,268 shares issued and outstanding at December 31, 2010 and 2009, respectively	7,542,601	7,440,268
Additional paid-in capital	33,723,826	33,346,438
Retained earnings	(3,889,328)	24,624,762
Accumulated other comprehensive income	(1,922,040)	442,722
Total shareholders' equity	35,455,059	65,854,190
Total liabilities and shareholders' equity	$ 947,204,270	$ 976,750,635

Financial Statements

Condensed Consolidated Statements of Operations

	For The Years Ended December 31	
	2010	2009
Interest and dividend income:		
Loans, including fees	$ 41,488,284	$ 40,886,812
Investment securities:		
Taxable	2,704,151	3,604,156
Tax-exempt	1,271,224	2,403,248
Dividends	357,157	413,780
Interest-earning deposits	157,148	41,216
Total interest and dividend income	45,977,964	47,349,212
Interest expense:		
Deposits	9,953,813	13,275,027
Borrowings	4,082,229	4,124,503
Subordinated debt	211,695	292,721
Subordinated promissory notes	1,034,169	546,498
Total interest expense	15,281,906	18,238,749
Net interest income	30,696,058	29,110,463
Provision for loan losses	31,743,736	15,470,813
Net interest income after provision for loan losses	(1,047,678)	13,639,650
Noninterest income:		
Service charges on deposit accounts	2,034,807	2,185,046
Other service charges, commissions and fees	2,140,814	1,563,214
Gain on sale of investment securities	3,410,623	2,415,190
Gain on sale of loans	67,479	54,435
Gain on acquisition	0	5,972,692
Impairment loss on investment securities available for sale	(211,460)	(850,395)
Impairment loss on non-marketable investments	0	(153,984)
Merchant fees	573,795	461,991
Gain from investment in bank-owned life insurance	481,387	502,691
Total noninterest income	8,497,445	12,150,880
Noninterest expenses:		
Salaries	10,634,125	10,431,045
Employee benefits	1,976,996	1,933,957
Occupancy expenses	1,364,540	1,111,442
Equipment expenses	1,677,451	1,677,750
Professional and consulting fees	2,512,728	2,355,272
FDIC assessment	2,200,695	1,879,416
Other taxes and licenses	328,450	393,188
Merchant processing expense	484,846	389,043
Goodwill impairment	0	6,083,419
Loss on foreclosed assets	3,974,059	222,365
Other operating expenses	4,512,425	4,144,366
Total noninterest expenses	29,666,315	30,621,263
Loss before income taxes	(22,216,548)	(4,830,733)
Provision for income taxes	6,073,953	(2,745,000)
Net loss	$ (28,290,501)	$ (2,085,733)
Basic net loss per common share	$ (3.78)	$ (0.30)
Diluted net loss per common share	$ (3.78)	$ (0.30)

Total Assets, Total Deposits, Net Loans

(Amounts in thousands)


2010
$947,204
$769,216
$660,154
2009
$976,751
$766,022
$699,457
2008
$924,783
$722,694
$671,958
2007
$708,303
$537,763
$538,617
2006
$608,137
$466,868
$456,197
2005
$522,872
$398,341
$392,129
2004
$398,500
$315,307
$308,760
2003
$341,721
$272,918
$269,193
2002
$318,289
$250,573
$226,710
2001
$299,680
$235,696
$207,172
Total Assets
Total Deposits
Net Loans
$0
$200,000
$400,000
$600,000
$800,000
$1,000,000
$1,200,000

Locations


Raleigh
RDU
440
WAKE
LEE
MOORE
HARNETT
JOHNSTON
SAMPSON
RICHMOND
DUPLIN
40
95

1. Benson
   919-894-1800
2. Clayton
   919-553-2323
3. Dunn
   910-230-3775
4. Four Oaks Downtown
   919-963-2177
5. Four Oaks Main Office
   919-963-2177
6. Fuquay-Varina
   919-567-3434
7. Garner (I-40/42)
   919-662-9005
8. Garner Station
   919-582-2720
9. Garner Village
   919-772-2331
10. Harrells
    910-532-6005
11. Holly Springs
    919-567-3888
12. Rockingham
    910-895-1208
13. Sanford
    919-776-0703
14. Smithfield Brightleaf
    919-989-6710
15. Smithfield Main Office
    919-989-6700
16. Southern Pines
    910-693-1208
17. Wallace
    910-285-9300
18. Zebulon
    919-269-2155

Corporate Information

Investor Information

Four Oaks Fincorp's Common Stock is currently traded through the market maker listed below:

Morgan, Keegan & Company, Inc.
3700 Glenwood Avenue
Suite 250
Raleigh, NC 27612
Phone: 800-688-4380
919-784-8300
Attention: Harold Lee Snipes, Jr., Managing Director

Trades involving the stock are negotiated on a best efforts basis. As of December 31, 2010, the approximate number of holders of record of the Common Stock of the Company was 2,329. The Company has no other class of equity securities.

State banking laws require that surplus of at least 50% of paid-in capital stock be maintained in order for the Bank to declare a dividend to the Company. Cash dividends paid by the Company in 2009 and 2010 were $0.25 and $0.03 per share, respectively.

Corporate Information

Annual Meeting
The Annual Meeting of Shareholders of Four Oaks Fincorp, Inc. will be held at the Four Oaks Elementary School cafeteria at 180 West Hatcher Street, Four Oaks, North Carolina, on June 6, 2011, at 7:00 PM.
We encourage all shareholders to attend.

Transfer Agent
Shareholders desiring to transfer shares or who have questions regarding their stock certificates should contact the Company's transfer agent:
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
1-800-368-5948

Additional Information
Wanda J. Blow
Vice President
Corporate Secretary
P.O. Box 309
Four Oaks, NC 27524
919-963-2177



Wanda J. Blow
Corporate Secretary

Company Profile

Four Oaks Fincorp, Inc. is the bank holding company for Four Oaks Bank & Trust Company, a state chartered bank headquartered in Four Oaks, North Carolina. With approximately $950 million in assets and over $769 million in deposits, the Bank is ranked number one in deposit market share in Johnston County, holding 32.3% of the deposits. We are a full service financial institution committed to providing our customers with modern banking products and services without sacrificing the quality, personalized service our customers expect and deserve. We are presently operating eighteen locations in Four Oaks, Clayton, Smithfield, Garner, Benson, Fuquay-Varina, Wallace, Holly Springs, Harrells, Sanford, Zebulon, Dunn, Rockingham, and Southern Pines. The Bank was chartered in 1912 and its deposits are insured by the FDIC.

Remembering Amber Holloman Pope –
A Young Woman Who Embodied Everything We Could Ask For In An Employee – Strength Of Character, Stellar Attitude, And Grace Under Fire.

Amber Holloman Pope came to work with us in August, 2009, joining the teller staff at our main office in Four Oaks. If you have visited that branch, especially the drive through window, you very likely have had your day brightened by her enduring smile; a smile which never faded, even as she was plunged into a devastating battle with cancer. Her focus remained on others – family, co-workers, and her customers.

Amber's job performance was recognized in 2010 with the Professionalism Award from her branch, which is featured on page 9 of this report.



Amber Holloman Pope
March 5, 1988 - April 13, 2011

Amber allowed all of us to witness what can only be described as amazing grace in her daily life. The depth of this grace quite frankly belied her youth, as it is usually found in those much older, who have built on years of faith and maturity. Amber's radiant outlook was, at the same time, both humbling and inspiring. We appreciate all she did for this bank as an employee, and especially all she did for us, her friends, whose lives have been enriched by simply knowing her. We wish for her husband, Michael, her parents, and family the peace which passes understanding – a peace she found early on.

Community Advisory Boards

The Community Advisory Boards are comprised of bank customers who live and work in the area. Each has earned respect within their home community for their contributions to the business and civic environments of that area. These Boards serve a vital function in our role as a true community bank. They provide a great avenue for communication between our markets and our management. They have their fingers on the pulse of our marketplace and provide vital feedback as well as input on our products and services and how we can better tailor them to the specific needs of the community.

BENSON
Steve Auman
Donald L. Byrd
Paul G. Dunn
Landis D. Hall
Danny M. Holland
Gloria B. Johnson
David Wayne McLamb

CLAYTON
Joyce L. Canady
Joseph W. Delaine
Dr. James H. Ellerbe
Joseph G. Elphick
Frederick Heubner
Travis J. Hill
Lawrence E. Kristoff, II
W. Stewart McLeod
Barry B. Woodard

DUNN
John A. Johnson
Lynn Matthews
Darlene Maynard
Danny E. Norris
Robert Pleasant
Keith Raynor

FOUR OAKS
Charlie P. Batten
Linwood E. Byrd
Roy H. Dunn
Thomas Price
Veronica J. Surles
Aaron Allen Wood

FUQUAY-VARINA
William J. (Billy) Adams
Ronald J. Currin
C. Robert Goodwin
Sim G. Honeycutt, Jr.
Robert Maynard
Charles C. McLaurin
Rebecca H. Medlin

GARNER (I-40/Hwy. 42)
Donald C. Adams
Douglas E. Ball
Curtis M. Dail
James F. Langley
Andrew Sims
Don Wells
Lance Wheeler

GARNER STATION / GARNER VILLAGE
Rolly (Sonny) Bannister, III
Lee F. Carroll
Lynda R. Herring
Keith M. Roberts
Mones Z. Saad
William C. Stephenson, III

HOLLY SPRINGS
Thomas W. Adams
Thomas R. Allen, Jr.
Thomas L. Bradley
Donald G. Mizelle, Jr.
Susan Phares-Aldrich
Parrish L. Womble

ROCKINGHAM
Richard Adams
W. Jeffrey Barnhardt
Dr. Al H. Covington
Jerome C. Davis
Dr. John S. Stevenson
W. T. (Pete) Ussery

SANFORD
Robbie Brafford
John H. Kelley
Dr. Andre Knecht
Melinda Faye Libby
Rev. Shawn Williams

SMITHFIELD
Dr. John M. Booker
April S. Culver
Cheryl Hunter
Dr. Lyndon K. Jordan
Eric Sellers
E. Marie Watson

SOUTHERN PINES
Thomas T. Carr
Peggy R. Dean
Thomas W. Parker, III
Joanne Padgett
Nicholas Picerno
Kenneth Robinette

WALLACE / HARRELLS
Michael J. Blackburn
Dr. Mott P. Blair
B. Warren Cavenaugh
Kaye L. Foster
Lisa T. Fussell
Barbara H. James
David E. Jordan
James C. Moore
Dr. John D. Robinson

ZEBULON
Fay Brown
Roy L. Collins
Charles Estes
David Hughes
Linda B. Johnson
Robert S. Matheny
Leslie W. Merritt, Jr.

This statement has not been reviewed or confirmed for accuracy or relevance by the Securities and Exchange Commission or the Federal Deposit Insurance Corporation.

Four Oaks Fincorp, Inc. Annual Report
Designed & Produced By Sloan Communications Advertising & Graphic Design, Four Oaks, NC, 919-963-6000, sloancom@nc.rr.com.
Printed By Riverside Printing, Rocky Mount, NC
AR10-5M-5/11


FOUR OAKS
FINCORP, INC.

www.fouroaksbank.com